AGREEMENT

This AGREEMENT (this “Agreement”) is entered into as of this 4th day of June 2010, by and among The Red Oak Fund, LP, a. Delaware limited partnership, and the persons and entities affiliated with it and listed on the signature pages hereof (collectively, “Red Oak”), Anton Simunovic and SMTC Corporation, a Delaware corporation (“SMTC” or the “Company”).

WHEREAS, on the date hereof Red Oak is the beneficial owner of approximately 17% of the outstanding shares of common stock of the Company, par value $0,01 per share (the “Common Stock”);

WHEREAS, Red Oak has sent letters to the Company detailing certain proposals (the “Proposals”) Red Oak has requested the Company undertake related to the Company's 2010 annual meeting of stockholders (the “2010 Annual Meeting”), its board of directors (the “Board”) and certain other matters;

WHEREAS, the Company is preparing its proxy statement (the “Proxy Statement”) for the 2010 Annual Meeting, and it has agreed to certain changes set forth in the Proposals which implicate the fling of the Proxy Statement; and

WHEREAS, the Company and Red Oak desire to enter into an agreement relating to the Proposals and to expedite the fling and delivery of the Proxy Statement.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

1. Board Nominees. Red Oak hereby withdraws, effective upon the nomination to the Board of Directors of the persons framed in Section 3 as stated below and the Company hereby acknowledges the withdrawal of, (a) Clarke Bailey, Anton Simunovic and David Sandberg as proposed nominees to the Board for purposes of the 2010 Annual Meeting and (b) the additional stockholder proposals set forth in Red Oak's letter to the Company dated May 4, 2010.

2. Number of Directors. There shall be no restrictions on the number of directors authorized by the Board in accordance with the Bylaws of the Company.

3. 2010 Director Nominees. The Company and Red Oak agree that the nominees for director to be proposed by the Nominating and Governance Committee of the Board for election at the 2010 Annual Meeting shall be Wayne McLeod, John Caldwell, John Marinucci, Alex Walker, Anton Simunovic and David Sandberg, The Company's proxy materials will recommend election of all the nominees. A seventh independent member who meets the Company's director qualification criteria may be selected be the Board prior to or after the 2010 Annual Meeting and, if so selected prior to the 2010 Annual Meeting, shall be proposed for election at the 2010 Annual Meeting. Red Oak, David Sandberg (in his capacity as a current director) and the David Sandberg and Anton Simunovic, if elected, shall support. Any proposal to expand the Board to seven members provided such proposal is linked to the concurrent addition of an additional independent member of the Board. Other than as provided in this Section 3, Red Oak hereby waives any right it may have to nominate a director or directors for election at the 2010 Annual Meeting and at the 2011 annual meeting of stockholders (the “2011 Annual Meeting”).

4. Board Committees. Messrs. Sandberg and Simunovic, if elected, shall be considered for appointment to each of the committees of the Board of Directors for which such nominee is qualified and from which such nominee is not prohibited from serving (by law, requirement of The Nasdaq Stock Market or otherwise) in the good faith discretion of the Governance and Nominating Committee of the Board. Within 30 days of the 2010 Annual Meeting, the Governance and Nominating Committee shall make its recommendation to the full Board as to Board committee composition. Based upon such recommendations, the Board shall appoint Board members to serve, on Board committees within such 30-day period.

5. Tax Benefits Preservation Plan. The Board will adopt, no later than the date of the 2010 Annual Meeting, and present to the stockholders of the Company for approval at the 2010 Annual Meeting a customary Tax Benefits Preservation Plan in substantially the form (as determined by a majority of the Board of Directors excluding John Caldwell and David Sandberg) of the draft provided to Red Oak on May 13, 2010 (the “NOL Rights Plan”).

6. Voting and Other Agreements.

(a)   Red Oak hereby agrees to vote all of its shares of Common Stock at the 2010 Annual Meeting (i) in favor of each of those individuals nominated as directors as set forth in Section 3 above, (ii) in favor of approval of the NOL Rights Plan, (iii) in favor of approval of the 2010 Equity Incentive Plan in substantially the form presented to the Board on May 10, 2010, and (iv) in favor of each other proposal consistent with the terms hereof contained in the Proxy Statement in the manner that the Board recommends in the Proxy Statement;

(b)   Red Oak hereby agrees to vote all of its shares of Common Stock at the 2011 Annual Meeting (i) in favor of each of those individuals nominated by the Board as directors for approval at such meeting, and (ii) in favor of each other proposal contained in the Proxy Statement for such meeting (other than a proposed merger, sale of all or substantially all of the assets of the Company, dissolution of the Company or the creation of a new class of stock) in the manner that the Board recommends in the Proxy Statement; and

(c)   Red Oak hereby agrees that through January 5, 2011 it shall not, and shall cause each affiliate not to, directly or indirectly, sell, assign or otherwise transfer or dispose of its shares of Common Stock such that its ownership would be less than 5.5% of the outstanding Common Stock during such period.

7. Release of Claims. Red Oak and the Company hereby release and forever discharge each other, and their respective directors, officers, partners, principals, employees and agents, from all claims and demands, rights and causes of action of any kind arising out of the 2010 Annual Meeting and the, other subject matter hereof and all other actions commenced, or any claims, whether asserted or unasserted, known or unknown as of the date hereof by or against the Company or Red Oak. Notwithstanding anything to the contrary in this paragraph, the foregoing releases shall not affect, waive, limit, modify or in any other way change in any manner any obligation or liability of any party under this Agreement, any instrument or agreement executed and delivered pursuant to this Agreement, or any claims arising from or related to breaches of fiduciary duty or similar claims on or after the date of this Agreement.

8. Company Representations and Warranties. The Company represents and warrants to Red Oak as follows:

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement; and

(b)   This Agreement has been duly and validly authorized by the Board, and executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, and no other proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement.

9. Red Oak Representations and Warranties. Each member of Red Oak represents mad warrants to the Company as follows:

(a)   To the extent that Red Oak is an entity, it is duly organized, validly existing and in good standing under the laws of the state in which it was incorporated or organized. It has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement; and

(b)   This Agreement has been duly and validly authorized by Red Oak's governing bodies, and executed and delivered by Red Oak and constitutes its valid and binding obligation, enforceable against Red Oak in accordance with its terms, and no other proceeding on its part is necessary to authorize the execution, delivery and performance of this Agreement.

10.           Standstill Agreement. Each member of Red Oak agrees that, until ten days prior to any applicable deadline imposed by the rule described below or the certificate of incorporation and by-laws of the Company, in each case with respect to the Company's 2012 annual meeting of stockholders (the “Standstill Period”) and except as provided in this Agreement, neither it nor any of its affiliates or associates shall:

(i) nominate any candidates for the Board of Directors of the Company;

(ii) call a special meeting of stockholders;

(iii) submit a shareholder proposal tinder Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise under the By-laws, as in effect from time to time, directly or indirectly, to the Company; (iii) file a proxy statement in opposition to the Company (except with respect to a proposed merger, sale of all or substantially all of the assets of the Company, dissolution of the Company or the creation of a new class of stock) or otherwise solicit proxies or consents from any shareholders of the Company, except in response to a competing proxy solicitation initiated and maintained by a third party not affiliated with Red Oak without the cooperation or encouragement of Red Oak;

(iv) effect or seek (including, without limitation, entering into any discussions, (negotiations, agreements or understandings with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way, advise, assist or encourage any other persons in connection with any of the foregoing;

(v) vote its shares against any Company nominee for director at any special meeting of stockholders; or

(vi) request, directly or indirectly, any amendment or waiver of any provision of this paragraph 10 (including this sentence) by the Company or any of its agents or representatives.

11.              Amendments and Waivers. No amendment or waiver of any provision of this Agreement shall be valid and binding unless it is in writing and signed, in the case of an amendment, by the Company and Red Oak, or in the case of a waiver, by the party against whom the waiver is to be effective, No waiver by any party of any breach or violation or, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof.

12.              Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities tinder or by reason of this Agreement, except as expressly provided in this Agreement.

13.              Counterparts. This Agreement may be executed in any number of counterparts, which may be exchanged by PDF or facsimile each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument, This Agreement shall become effective when duly executed by each party hereto.

14.              Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in airy outer jurisdiction. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, each party hereto intends that such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law.

15.              Governing Law. This Agreement, the rights of the parties and all actions arising in whole or in part under or in connection herewith, shall be governed by and construed in all respects, including validity, interpretation and effect, in accordance with the laws of Delaware, applicable to contracts executed and to be performed wholly within such state without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of, any other jurisdiction, Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the state courts in New York, New York in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt. to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the state or federal courts in New York, New York, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms byway of equitable relief and (e) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address of such parties' principal place of business or as otherwise provided by applicable law.

[Next page is the signature page.]

IN WITNESS WHERE, Of, the undersigned parties have duly executed this Agreement as of the date first written above.

THE RED OAK FUND, LP

By:	Red Oak Partners, LLC,
its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

RED OAK PARTNERS, LLC

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

DAVID SANDBERG

/s/ David Sandberg

ANTON SIMUNOVIC

SMTC CORPORATION

By:	/s/ John E. Caldwell
Name:	John E. Caldwell
Title:	Chief Executive Officer and President

IN WITNESS WHEREOF, the undersigned parties have duly executed this Agreement as of the date first written above.

THE RED OAK FUND, LP

By:	Red Oak Partners, LLC,
its general partner

By:
Name:	David Sandberg
Title:	Managing Member

RED OAK PARTNERS, LLC

By:
Name:	David Sandberg
Title:	Managing Member

DAVID SANDBERG

ANTON SIMUNOVIC

/s/ Anton Simunovic

SMTC CORPORATION

By:
Name:	John E. Caldwell
Title:	Chief Executive Officer and President